

Mrs. Katherine West
President
Healtient, Inc.
 4440 PGA Blvd.
Suite 600
Palm Beach, FL 33410

February 2, 2011

Re: Healtient, Inc.
Item 4.01 Form 8-K
Filed January 12, 2011, as amended February 1, 2011
File no. 333-59114

Dear Mrs. West:

We have completed our review of your Form 8-K and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director